Exhibit 99.1

Ellomay Capital Announces its Entry into the Israeli Photovoltaic Market

Executes an Agreement to Acquire an Israeli Company that owns a PV Plant in Talmei Yosef, Israel

Tel-Aviv, Israel, June 7, 2017 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) ("Ellomay" or the "Company") an emerging operator in the renewable energy and energy infrastructure sector, today announced the execution of an agreement (the "Agreement") to acquire 100% of the equity of an Israeli company that owns (through its subsidiaries, as set forth below) a photovoltaic site with fixed technology and a nominal capacity of approximately 9 MWp in Talmei Yosef, Israel (the "Talmei Yosef Project") from Solegreen Ltd. (TASE: SLGN) (the "Seller").

The Talmei Yosef Project is owned by an Israeli company (Sun Team Talmei Yosef Ltd.), which is wholly-owned by another Israeli company (Sun Team Ltd.), which, in turn, is wholly-owned by another Israeli company (Sun Team Group Ltd.). The Agreement provides that the Company will acquire 100% of the equity of Sun Team Group Ltd., subject to certain conditions precedent, in consideration for an aggregate amount of NIS 39 million (approximately $11 million) (the "Purchase Price"). The Purchase Price is subject to certain adjustments as set forth in the Agreement based on cash reserves in reference to November 1, 2016.

The Talmei Yosef Project holds a permanent electricity production license for a period of 20 years commencing November 11, 2013. The tariff currently applicable to the Talmei Yosef Project is NIS 0.9857 (approximately $0.278) per kWh. In April 5, 2012, the Israeli project company entered into a long-term (20 years commencing November 11, 2013) standard power purchase agreement with the Israeli Electric Company (the "IEC"), to which it provides all of the energy produced by the Talmei Yosef Project. The electricity tariff paid by the IEC is guaranteed for a period of 20 years commencing November 11, 2013 and is updated once a year based on changes to the Israeli Consumer Price Index. It is expected that the annual payments received from the IEC in connection with the Talmei Yosef Project will be approximately NIS 16 million (approximately $4.5 million).

The Talmei Yosef Project is approximately 80% financed by an Israeli consortium led by Israel Discount Bank.

The consummation of the acquisition contemplated by the Agreement is subject to several customary conditions precedent, including the approval of various regulatory authorities (including the Israeli Public Utilities Authority – Electricity, the Israeli Minister of National Infrastructures, Energy and Water Resources), the approval of the financing bank and the approval of the Seller's board of directors and shareholders. We believe the Agreement will be consummated during the third quarter of 2017 but there is no assurance as to whether and when the conditions precedent will be satisfied.

Ran Fridrich, CEO and a board member of Ellomay commented: "The agreement to acquire the Talmei Yosef Project again presents Ellomay's ability to efficiently enter into varied business transactions in accordance with the Company's strategy. This project is a revenue-producing Israeli PV project connected to the grid that enhances our operating PV portfolio and we see business potential in it. We expect to continue investing in additional yielding assets in parallel to the development of new projects, thereby diversifying our operations and portfolio."

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT and with the Tel Aviv Stock Exchange under the trading symbol "ELLO". Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel's largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel's total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel's prominent businessmen and the former Chairman of Israel's leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay's dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay's controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company's management. All statements, other than statements of historical facts, included in this press release regarding the Company's plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company's forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including fulfilment of the conditions precedent included in the Agreement, changes in regulation and tariffs, radiation levels, technical and other malfunctions, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company's business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: miria@ellomay.com